

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

12 August 2003


03029333

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that the Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
12 August 2003 - ASX Announcement and Media Release – Gulf Coast USA

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

12 August 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST OF USA – TERRY EWING NO 2 WELL

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

Surface casing is being run to 3,100 feet in the Terry Ewing No 2 well prior to drilling ahead to planned total depth of 10,000 feet. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5. An existing sales line and associated production equipment lies within 200 feet and will enable early production should the well be successful.

The location lies on trend with significant Hosston and Cotton Valley production which blankets North Louisiana. Hunt Oil discovered the field in 1976 and has produced in excess of 55 billion cubic feet of gas from Multiple Hosston Reservoirs.

Provided the Terry Ewing No 2 well is placed into production from the Hosston formation, the existing No 1 well bore will be re-entered to complete the normally pressured James Lime formation from 6,930 to 6,946 feet which currently sits behind pipe.

FAR has agreed to participate in a planned farmout of a deep (15,500 foot) Cotton Valley test on the leases. Encouragement for this proposal is based on Anadarko activity to the North (Vernon Field) where over 50 wells have been drilled in the "Lower" Cotton Valley. If successful, an industry partner would pick up the likely US$3 million well cost.

FAR was a participant in the initial discovery well, the Terry Ewing No.1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests indicate these sands to be very permeable. During the completion phase of the Terry Ewing No 1 well, the Hosston sands were damaged beyond repair such that a replacement well (Ewing No 2) is needed to recover the estimated 8 billion cubic feet of gas remaining. The Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing No 1 well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible with a replacement well.

FAR has a 9.375 percent interest in the No 1 and No 2 wells and associated production equipment.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au